Van Kampen High Income Trust II (VLT)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on July 22, 2005, the shareholders of Van Kampen High Income Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen High Income Trust II (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law. As contemplated by the Agreement and Plan of Reorganization, the shareholders of the Acquiring Fund approved the issuance of additional common shares.

Common shares:

For:      4,003,195.195                Against:       279,237.381
Abstain:  274,983.516